UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MDC PARTNERS INC.

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

March 14, 2019

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 18 Pages)
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,786,448.4 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,786,448.4 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,786,448.4 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.06% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

*
Reflects (i) 14,778,823.4 Class A Subordinate Voting Shares (the “Class A Shares”) of MDC Partners Inc. (the “Issuer”) issuable upon the conversion of 95,000 Series 4 Convertible Preference Shares (the “Preference Shares”) of the Issuer and (ii) 7,625 Class A Shares of the Issuer. The Series 4 Convertible Preference Shares are convertible as described herein.

**
The calculation is based on the 86,672,362.4 Class A Shares of the Issuer outstanding which includes (i) 71,893,539 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 14,778,823.4 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman, Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,786,448.4 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,786,448.4 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,786,448.4 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.06% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

*
Reflects (i) 14,778,823.4 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of the Issuer and (ii) 7,625 Class A Shares of the Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 86,672,362.4 Class A Shares of the Issuer outstanding which includes (i) 71,893,539 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 14,778,823.4 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,778,823.4 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,778,823.4 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,778,823.4 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.05% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 14,778,823.4 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 86,672,362.4 Class A Shares of the Issuer outstanding which includes (i) 71,893,539 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 14,778,823.4 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,778,823.4 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,778,823.4 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,778,823.4 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.05% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 14,778,823.4 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 86,672,362.4 Class A Shares of the Issuer outstanding which includes (i) 71,893,539 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 14,778,823.4 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017 Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,778,823.4 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,778,823.4 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,778,823.4 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.05% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 14,778,823.4 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Series 4 Convertible Preference Shares are convertible as described herein.

**
The calculation is based on the 86,672,362.4 Class A Shares of the Issuer outstanding which includes (i) 71,893,539 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 14,778,823.4 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridge Street Opportunity Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,778,823.4 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,778,823.4 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,778,823.4 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.05% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 14,778,823.4 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 86,672,362.4 Class A Shares of the Issuer outstanding which includes (i) 71,893,539 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 14,778,823.4 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 15, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on March 24, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”).  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.  Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment No. 2 is being filed to make updates and amendments to the Original Schedule 13D as follows:
Item 2. Identity and Background.
This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:
“(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

i.	The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”);

ii.	Goldman Sachs & Co. LLC, a New York limited liability company (“Goldman Sachs”);

iii.	Broad Street Principal Investments, L.L.C., a Delaware limited liability company (“BSPI”);

iv.	StoneBridge 2017, L.P., a Delaware limited partnership (“SB Employee Fund”);

v.	StoneBridge 2017 Offshore, L.P., a Cayman Islands exempted limited partnership (“SB Employee Fund Offshore,” and together with SB Employee Fund, the “Employee Funds”);

vi.	Bridge Street Opportunity Advisors, L.L.C. (“Bridge Street” and together with the entities listed in (i) through (v), the “Reporting Persons”).

Goldman Sachs is a subsidiary of GS Group. Goldman Sachs is the manager of BSPI and Bridge Street and the investment manager of the Employee Funds.  BSPI directly holds 79,000 Preference Shares (which are convertible into Class A Shares of the Issuer as described herein).  GS Group is the direct owner of Bridge Street.  Bridge Street is the general partner of each Employee Fund, which collectively directly hold 16,000 Preference Shares (which are convertible into Class A Shares of the Issuer as described herein).
The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.
(b) The address of the principal business office of each of the Reporting Persons is 200 West Street New York, NY 10282-2198.
(c) GS Group is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.
BSPI was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.
SB Employee Fund was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.
SB Employee Fund Offshore was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.
Bridge Street is principally engaged in the business of being the general partner of the Employee Funds.
The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs, which is responsible for making all investment decisions for BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street on behalf of Goldman Sachs, are set forth in Schedule II-A hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each executive officer of BSPI and Bridge Street, are set forth in Schedule II-B hereto and are incorporated herein by reference.
(d)–(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 3. Source and Amount of Funds or Other Consideration.
This Amendment amends and supplements Item 3 of the Original Schedule 13D by inserting the following after the last paragraph thereof:
“On March 14, 2019, the Reporting Persons received notice from the Issuer that on March 14, 2019, the Issuer issued 14,285,714 Class A Shares for $3.50 per share and 50,000 Series 6 Convertible Preference Shares with an initial conversion price of $5.00 per share, initially convertible into 10,000,000 Class A Shares. The foregoing issuance (the “Series 6 Issuance”) triggered the Preference Shares’ anti-dilution protection provisions, which provisions are contained in the articles of amendment of the Issuer (as amended, the “Articles of Amendment”), a copy of which was filed as Exhibit 2 to the Original Schedule 13D and are incorporated by reference into this Item 3. As a result, the Issuer notified the Reporting Persons that the Conversion Price of the Preference Shares had been automatically adjusted to $7.42.”
Item 4. Purpose of Transaction.
This Amendment amends and restates the first paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:
“Pursuant to the terms thereof, holders of the Preference Shares have the right to convert their Preference Shares, in whole at any time and from time to time, and in part at any time and from time to time after the ninetieth day following the original issuance date of the Preference Shares, into a number of Class A Shares equal to the then-applicable liquidation preference divided by the then-applicable conversion price at such time (the “Conversion Price”), subject to certain ownership limitations described herein.  On July 30, 2018, GS Group received early termination of all waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, with respect to such conversion.”
Item 5. Interest in Securities of the Issuer.
This Amendment amends and restates the second paragraph of Item 5 through the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:
“(a)-(b) The following disclosure assumes there are 86,672,362.4 Class A Shares of the Issuer outstanding which includes (i) 71,893,539 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 14,778,823.4 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.
As of March 14, 2019, GS Group and Goldman Sachs may be deemed to share beneficial ownership of (i) 14,778,823.4 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein and (ii) 7,625 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 17.06% of the total number of Class A Shares.

Pursuant to Rule 13d-3 under the Act, as of March 14, 2019, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 14,778,823.4 Class A Shares, consisting of (i) 12,289,758.4465 Class A Shares (deliverable to BSPI upon conversion of the Preference Shares directly held by BSPI as reported herein) and (ii) 2,489,065.0018 Class A Shares (deliverable to the Employee Funds upon conversion of the Preference Shares directly held by the Employee Funds as reported herein), collectively representing approximately 17.05% of the outstanding Class A Shares.
Pursuant to Rule 13d-3 under the Act, as of March 14, 2019, the Reporting Persons may be deemed to share beneficial ownership, of 14,778,823.4 Class A Shares (deliverable to BSPI and the Employee Funds upon conversion of the Preference Shares directly held by BSPI and the Employee Funds), which constitutes approximately 17.05% of the outstanding Class A Shares.”
This Amendment amends and restates the thirteenth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“No transactions in the Class A Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the sixty day period from January 13, 2019 through March 14, 2019.”

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.2	Power of Attorney, relating to The Goldman Sachs Group, Inc. (filed herewith).

99.3	Power of Attorney, relating to Goldman Sachs & Co. LLC (filed herewith).

99.4	Power of Attorney, relating to Broad Street Principal Investments, L.L.C. (filed herewith).

99.5	Power of Attorney, relating to StoneBridge 2017, L.P. (filed herewith).

99.6	Power of Attorney, relating to StoneBridge 2017 Offshore, L.P. (filed herewith).

99.7	Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2017

The Goldman Sachs Group, Inc.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Goldman, Sachs & Co. LLC

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017, L.P

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017 Offshore, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Bridge Street Opportunity Advisors, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Drew G. Faust	Professor and Former President of Harvard University
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Ellen J. Kullman	Former Chair and Chief Executive Officer of DuPont
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co. LLC, which exercises the authority of Goldman, Sachs & Co. in managing BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael Bruun, Martin A. Hintze, Matthias Hieber, James Reynolds, Michele Titi-Cappelli and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui and Xiang Fan is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Anthony Arnold and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze and Oliver Thym are citizens of Germany;  Matthias Hieber is a citizen of Austria; Nicole Agnew is a citizen of Canada; Michele Titi-Cappelli is a citizen of Italy; Xiang Fan is a citizen of the People’s Republic of China and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Wendy Gorman	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Managing Director of Goldman Sachs International
Martin A Hintze	Managing Director of Goldman Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Yael Levy	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
Sumit Rajpal	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
Michael Simpson	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Oliver Thym	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Managing Director of Goldman Sachs International
Raymond Filocoma	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Xiang Fan	Managing Director of Goldman Sachs (Asia) L.L.C.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, the general partner of each of SB Employee Fund and SB Employee Fund Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Alex Mignotte, Ana Estrada Lopez, Amitayush Bahri, Richard Spencer, Mike Ebeling, Matthias Hieber,  Michele Titi-Cappelli, Maximilliano Ramirez-Espain, Tim Campbell, Emilie Railhac , James Garman, Heather Mulahasani and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Joanne Xu, Getty Chin and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Yuji Matsumoto is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan.  The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Julianne Ramming, Michael Watts, Barry Olson, Chance Monroe, Kyle Kendall, James Huckaby, Thomas Ferguson and Clayton Wilmer is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Amit Raje and Lavanya Ashok is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque, and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alex Mignotte and Emilie Railhac are citizens of France; Adrian M. Jones is a  citizen of Ireland; Martin Hintze, Mike Ebeling, and Oliver Thym are citizens of Germany; Anthony Arnold, Tim Campbell, James Garman, Heather Mulahasani, Richard Spencer and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain and Ana Estrada Lopez are citizens  of Spain, Michael Bruun is a citizen of Denmark, Lavanya Ashok, Harsh Nanda, Amitayush Bahri and Amit Raje are citizens of India, David Campbell is a  citizen of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Cristiano Camargo is a citizen of Brazil, Xiang Fan and Joanne Xu are citizens  of the People’s Republic of China and Michael Huiand Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).  Jay Hyun Lee is a citizen of the Republic of Korea.  Yuji Matsumoto is a citizen of Japan.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC
James R. Garman	Vice President	Managing Director of Goldman Sachs International
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International
Sumit Rajpal	Vice President	Managing Director of Goldman Sachs & Co. LLC
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Richard Spencer	Vice President	Managing Director of Goldman Sachs International
Oliver Thym	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter A. Weidman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Amitayush Bahri	Vice President	Managing Director of Goldman Sachs International
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ana Estrada Lopez	Vice President	Managing Director of Goldman Sachs International
Thomas Ferguson	Vice President	Managing Director of Goldman Sachs & Co. LLC
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan Co., Ltd
Alexandre Mignotte	Vice President	Managing Director of Goldman Sachs International
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Barry Olson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Edward Pallesen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Amit Raje	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joanne Xu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramierez-Espain	Vice President	Managing Director of Goldman Sachs International
Michael Watts		Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President and Secretary	Managing Director of Goldman Sachs & Co. LLC
William Y Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Julianne Ramming	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan	Vice President	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC
Getty Chin	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Kirsten Frivold	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III
The Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located.  In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act.  Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016).  Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records.  Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016.  The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.